John G. Shively
Direct: 314-259-2682
jgshively@bryancave.com

October 1, 2004

Via Edgar And By Courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Division of Corporate Finance

Re:	Build-A-Bear Workshop, Inc.
Registration Statement on Form S-1
File Number 333-118142 (the “Registration Statement”)

Dear Mr. Owings:

     We are writing this letter on behalf of Build-A-Bear Workshop, Inc., a Delaware corporation (“BABW” or the “Company”), in response to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 27, 2004 regarding the above-captioned Registration Statement. Transmitted via EDGAR for filing herewith under the Securities Act of 1933 is Amendment No. 3 to the Registration Statement, with certain exhibits. Amendment No. 3 includes changes made to the Registration Statement in response to your comment letter. We are also providing supplementally herewith for the staff’s review the form of legal opinion to be provided by Bryan Cave LLP which will be filed once the number of shares being offered is determined. The form of legal opinion is attached hereto as Exhibit A.

     In addition, please note that minor revisions have been made to the artwork to slightly change the blue color used in the pictures and to switch the positions of “name me” and “dress me” on the back cover.

     This letter sets forth each comment of the staff in the comment letter in italics and, following each comment, the Company’s response to such comment, including the location of any related disclosure in Amendment No. 3.

*    *    *

Securities and Exchange Commission
October 1, 2004

Prospectus Summary, page 1

1.	We note your response to our prior comment 9. Please be advised that the summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. In addition, the summary must be a balanced presentation and may not selectively extol the positive aspects of the company. To avoid redundant disclosure and to provide a balanced discussion, delete the sub-sections “Competitive Strengths” and Growth Strategy” from the summary.

The Company has modified the disclosure in response to the comment. Please see pages 1 and 2 of the prospectus.

Summary Consolidated Financial and Operating Data, page 6

2.	We have reviewed your response and subsequent revisions in response to our previous comment 87. Please further revise your presentation of Summary Consolidated Financial and Operating Data on page 6 and Seasonality and Quarterly Results on page 36 to be consistent with your revised Consolidated Statement of Operations and Selected Consolidated Financial and Operating Data on page 24.

          The Company has reviewed the disclosure in response to the comment. The data presented within the summary financial data table and the table presenting quarterly financial data is not a comprehensive presentation of all the financial data presented in accordance with the requirements for selected financial data. The data presented therein is based on information necessary for an investor to gain an initial understanding of the Company and the reader is referred to the selected financial data and the consolidated financial statements. The Company has amended the references on page 4 and 34 of the prospectus to clarify that the per share data is presented is on a “per common share” basis.

Risk Factors

“We may not be able to operate successfully if we lose key personnel...,” page 12.

3.	Represent in the prospectus whether the “limited” key person insurance you carry for Ms. Maxine Clark is sufficient to insulate your company against any losses in the case her services were to become unavailable in the future.

     The Company has modified the disclosure in response to the comment. Please see page 10 of the prospectus.

“We rely on two vendors to supply substantially all of our merchandise...,” page 12

4.	We note your response to our prior comment 22. Disclose how you will be affected if your two vendors would be unwilling or unable to supply you with raw materials. If you cannot obtain alternative suppliers, then you must identify the vendors in the prospectus, and the file agreements with them as exhibits.

     The Company believes it would be able to obtain alternative suppliers, although it anticipates it may experience some disruption during the transition period. Accordingly, the Company has modified the disclosure in response to the comment. Please see pages 10-11 of the prospectus.

Use of Proceeds, page 21

Securities and Exchange Commission
October 1, 2004

5.	We note your response to our prior comment 36. For each purpose you have identified, disclose an approximate dollar amount of the net proceeds you will allocate. We reissue the comment.

     The Company has modified the disclosure in response to the comment. Please see page 19 of the prospectus.

Capitalization, page 22

6.	We have reviewed your response and subsequent revisions in response to our previous comment 37. We are deferring the remainder of our review of this section and the Dilution section until they have been finalized. It is possible that we will have additional comments.

     The Company notes the staff’s comment and will complete the “Capitalization” and “Dilution” sections of the Registration Statement as soon as all required information is available.

Business

Overview, page 42

7.	We note your response to our prior comment 51. Disclose the criteria based on which you received the “2004 Hot Retailer Award.” In addition, briefly describe the two organizations that gave you the awards so that readers can easily understand their standing as judges in the retail industry.

     The Company has modified the disclosure in response to the comment. Please see page 40 of the prospectus.

     Based on disclosures obtained from the website of the International Council of Shopping Centers (the “ICSC”), the Company believes that the ICSC, which was founded in 1957, is the global trade association of the shopping center industry. Its 44,000 members in the U.S., Canada and more than 70 other countries include shopping center owners, developers, managers, marketing specialists, investors, lenders, retailers and other professionals as well as academics and public officials.

     Based on disclosures obtained from the website of the National Retail Federation (the “NRF”), the Company believes that the NRF is the world’s largest retail trade association, with membership that comprises all retail formats and channels of distribution including department, specialty, discount, catalog, Internet and independent stores as well as the industry’s key trading partners of retail goods and services. The NRF represents an industry with more than 1.4 million U.S. retail establishments, more than 20 million employees - about one in five American workers — and 2003 sales of $3.8 trillion. As the industry umbrella group, the NRF also represents more than 100 state, national and international retail associations.

Industry and Guest Demographics, page 47

Securities and Exchange Commission
October 1, 2004

8.	Revise the discussion of the retail plush and doll toys statistics to make clear the amounts associated with retail plush toys and doll toys separately.

     The Company has modified the disclosure in response to the comment. Please see page 45 of the prospectus.

International Franchises, page 55

9.	We note your response to our prior comment 60. Disclose the range of initial franchise fee and the range of percentage of franchise fees that you receive from the franchise agreements. In addition, either file the franchise agreements as exhibits, or alternatively, explain to us why do you not believe you should file them as material agreements.

     The Company believes that disclosure of the terms of the franchise agreements and/or filing of the franchise agreements as exhibits to the Registration Statement is not required as the Company’s international franchises are not currently material to its business. Please note on page 30 of the prospectus that franchise fees accounted for only 0.1% of the Company’s total revenues for the fiscal year ended January 3, 2004 and for only 0.2% of total revenues for the six-month period ended July 3, 2004. Even if franchise fees were to increase four-fold as a percentage of revenues, they would still amount to less than 1% of total revenues. Therefore, the Company believes that the franchise agreements are immaterial to the Company and disclosure of the terms of the franchise agreements and/or filing of the franchise agreements as exhibits would not result in meaningful disclosure that would be beneficial or of interest to investors.

Intellectual Property and Trademarks, page 58

10.	We note that you have filed the patent license agreement with Tonyco, Inc., as an exhibit. Discuss the material terms of this agreement in reasonable detail in this sub-section, including, but not limited to, the following:

•	the subject matter of the agreement,

•	the consideration paid and received to date,

•	the responsibilities and rights of each party,

•	which party will bear expenses required to maintain and defend patents that are the subject to the agreement,

•	the aggregate potential milestone and license payments,

•	the existence of royalty provisions,

•	minimum annual royalty payments,

Securities and Exchange Commission
October 1, 2004

•	the term and termination provisions,

•	the rights and duties attaching to each party, including non-compete provisions, after the termination of the agreement, and

•	if the agreement terminates upon the expiration of the patent that is the last to expire, when the last to expire patent is scheduled to expire.

     The Company has modified the disclosure in response to the comment. Please see page 56 of the prospectus.

Certain Relationships and Related Party Transactions, page 71

11.	We note your response to our prior comments 67 and 69. Since you cannot provide assurance that all related party transactions, including those involving officer loans, are on terms that are at least as favorable to you as the terms you could obtain from unaffiliated third parties, provide us with your analysis, with a view to disclosure, on how the board fulfilled its duty of loyalty in approving the transactions and how it determined that the transactions were substantively fair to shareholders.

     As stated on page 70 of the prospectus, the Company is unable to represent that all of the transactions which the Company has entered into are on terms that are at least as beneficial to the Company as the terms which the Company could obtain in a similar transaction with an independent third party. The Company has been involved in many of these transactions with the related parties identified for several years; as such, the Board of Directors and the respective relevant committees thereof have been aware of these transactions for some time. While the transactions fell within the parameters of duties delegated to the officers of the Company and as such the Board of Directors did not formally approve each of the transactions described before entering into them, the Board of Directors was and is fully informed of the nature of each of these transactions. The Board of Directors did approve in advance the transactions involving the issuance of common stock. The other related party transactions are included in the footnotes to the financial statements which are regularly reviewed by the audit committee of the Board of Directors. Additionally, while the Company has not historically entertained competitive bids from other possible third parties, the Company believes that each of these transactions is in the best interests of the Company. As such, the Company does not have an independent basis for concluding whether the terms were as favorable as could have been negotiated with unaffiliated third parties. The Company has modified the disclosure accordingly. Please see page 70 of the prospectus.

     As stated in the prospectus, the Company fully intends to establish procedures requiring pre-approval for all related party transactions prior to the completion of this offering. In accordance with these procedures, the Company intends that all future related party transactions will be approved by a majority of the Company’s independent and disinterested directors, and will be on terms no less favorable to us than the Company could obtain from unaffiliated third parties.

Securities and Exchange Commission
October 1, 2004

Principal and Selling Stockholders, page 75

12.	Identify the natural persons who exercising voting, investment, and dispositive control over the securities held of record by Hycel Partners V.

     The Company has modified the disclosure in response to the comment. Please see page 77 of the prospectus.

Underwriting, page 87

13.	We note your response to our prior comment 6. Explain briefly the functions of your syndicate that qualify its members as “joint book-running managers” instead of simply “underwriters” of this offering.

     Credit Suisse First Boston LLC and Citigroup Global Markets Inc. have advised the Company that the functions that qualify them as “joint book-running managers” of the offering are their dual responsibility for coordinating the marketing, documentation, logistics, pricing schedule and similar matters pertaining to the offering.

14.	We note your response to our prior comment 78. You tell us that the final syndicate list will not be made until the day of pricing. Represent in the prospectus that if you change the composition of the syndicate after the effectiveness of the registration statement, you will file a post-effective amendment reflecting those changes.

     The representatives have informed the Company that if they and the Company desire broader distribution of the shares, then generally close in time to printing the preliminary prospectus, the representatives may invite additional underwriters to join the syndicate. These invitees may determine whether or not they wish to join the syndicate after pricing, which is after the registration statement is declared effective.

     Historically, after pricing, price and syndicate details have been added to the final prospectus for filing pursuant to Rule 424(b)(3). The Company believes that final syndicate identification is properly included in a Rule 424(b)(3) filing. The Company bases this belief in part on Rule 430A which states that “[t]he form of prospectus filed as part of a registration statement that is declared effective may omit information with respect to the ... underwriting syndicate (including any material relationships between the registrant and the underwriters not named therein)....”

15.	We note your response to our prior comment 80 regarding the directed share program. Generally, identify in the prospectus the category of persons who will participate in the directed share program.

     Page 88 of the prospectus states that “selected parties who are not [the Company's] directors, officers or employees” will participate in the directed share program. At this time it is not possible to identify a more specific category of persons that will participate. Once the Company is able to determine a more specific category of participants, it will amend the disclosure accordingly and respond supplementally.

Where You Can Find More Information, page 91

Securities and Exchange Commission
October 1, 2004

16.	We note your response to our prior comment 83. Please note that the disclosure in the prospectus on material documents, including contracts and agreements, must be materially complete. We reissue the comment.

     The Company has modified the disclosure in response to the comment. Please see page 90 of the prospectus.

17.	We note your response to our prior comment 84. Delete the phrase “you should not rely solely on the reference” on page 92. Investors do have the right to rely on any and all information provided by you in the prospectus.

     The Company has modified the disclosure in response to the comment. Please see pages 89-90 of the prospectus.

Item 15. Recent Sales of Unregistered Securities, page II-2

18.	We note your response to our prior comment 106. The statement that you have relied on particular exemptions for the sale of unregistered securities in September, November, and December 2001 are conclusory. You must state the operative facts on the basis of which you relied on the specific exemptions when you sold Series D preferred stock in those transactions. Please revise.

     The Company has modified the disclosure in response to the comment. Please see page II-2 of the prospectus.

Financial Statements

Consolidated Balance Sheets, page F-3

19.	We have reviewed your response to our previous comment 86. As previously requested, please revise your balance sheet to present the promissory notes as a separate line item in stockholders’ equity rather than netting them against additional paid-in capital.

     The Company has modified the disclosure in response to the comment. Please see pages F-3 and F-5 of the prospectus.

Consolidated Statements of Stockholders’ Equity, page F-5

20.	We have reviewed your response to our previous comment 88. The table provided in Exhibit B appears to be cut off, with a portion of the statement not appearing. Please provide us with a complete statement of stockholders’ equity for the year ended December 30, 2000. We respectfully reissue this comment.

Please supplementally provide us with your statement of stockholders’ equity for the year ended December 30, 2000. In doing so, please show your activity up to April 3, 2000 separately from your activity after April 3, 2000. This will ensure that the April 3, 2000 adjustment between retained earnings and additional paid-in capital that is required by SAB Topic 4:B upon your conversion from a LLC to a C corporation is

Securities and Exchange Commission
October 1, 2004

easy for us to recompute. If you have not made this adjustment, please amend your financial statements and related disclosures accordingly.

     The Company is resubmitting the schedule previously submitted and providing the staff with Exhibit B presenting its statement of stockholders’ equity for the fiscal year ended December 30, 2000. As previously indicated, the Company wishes to advise the staff that the adjustment required upon conversion of the Company from a LLC to a C corporation was properly reflected in accordance with the SAB Topic 4:B.

Note (1) Description of Business, page F-7

21.	We have reviewed your response to our previous comment 89. Please disclose the fact that BABE had no active operations subsequent to the fiscal year ended December 29, 2001.

     The Company has modified the disclosure in response to the comment and clarified the lack of active operations for periods subsequent to the fiscal year ended December 29, 2001. Please see page F-7 of the prospectus.

Note (2)(b) Pro Forma Presentation, page F-8

22.	We have reviewed your response to our previous comment 90. There appears to be a typo in the “Net income available to common share holders — pro forma” line item in the July 3, 2004 unaudited column of the table. It appears that “$0,209,259” should actually be “$10,209,259.” Please revise as appropriate.

     The Company has modified the disclosure in response to the comment. Please see page F-8 of the prospectus. In Pre-Effective Amendment No. 2 to the Registration Statement, the correct number, $10,209,259, appears on page F-8 of the prospectus. We have determined that the incorrect number that appeared in the courtesy copies delivered to the Commission was the result of printer error. The error has been corrected in Pre-Effective Amendment No. 3 to the Registration Statement, which is being filed concurrently with this response letter.

Note (2)(f) Property and Equipment, page F-9

23.	We have reviewed your response to our previous comment 94. As previously requested, please disclose the total amounts of allowances received that have been offset against leasehold improvements. Also, if material, please consider the need to discuss in your MD&A the impact on future operations should you be unable to secure similar concessions for future store openings.

     The Company had previously modified the disclosure in response to the comment to disclose the total amounts of tenant allowances received that have been offset against leasehold improvements. However the Company did not reference such modified disclosure in its previous response. Please see such disclosure in footnote 4 on page F-15 of the prospectus.

Note (2)(j) Accrued Rent, page F-9

Securities and Exchange Commission
October 1, 2004

24.	We have reviewed your response and subsequent revisions in response to our previous comment 95. Your accounting policy, as detailed in Note 2(j), does not appear consistent with the guidelines of paragraph 5(n) of SFAS 13 as amended by SFAS 29. Please revise your policy disclosure to comply with this standard or tell us why you feel your present policy is appropriate.

     The majority of the Company's leases provide for fixed escalation of the underlying rentals. The Company recognizes fixed escalation clauses within its lease agreements on a straight-line basis over the life of the lease agreement. Certain leases contain escalation clauses that depend on an existing index, such as the consumer price index. The lease payments are included in minimum lease payments based on the index at the inception of the lease. Any increases in lease payments resulting from subsequent changes in the index are considered contingent rentals. The Company advises the staff that only a small number of its leases have such contingent rentals. The Company has modified the previously amended disclosure in response to the comment to provide more clarity as to the basis of accounting for leases in which there is provision for contingent adjustments to the future lease payments. Please see page F-10 of the prospectus.

Note (14) Stock Option Plan, page F-21

25.	We have reviewed your response to our previous comment 101. We will not evaluate this issue until the anticipated public offering price is known and the amount of the discrepancy between the price of these shares being offered and the exercise price of the options issued on March 16, 2004 and April 26, 2004 is determinable. In planning the timing of your offering, please recognize that it will take some time to evaluate your response once this information is received. As such, please provide us with this information in your next supplemental response as we may have further comments on this issue. To further facilitate our review, please provide a timeline, working backwards, detailing each reduction in fair value from August 12, 2004 — the date you initially filed your Form S-1 — to March 16, 2004, as well as an explanation for each decrease. We assume you will use the expected IPO price from August 12, 2004 to the present. Any change in this price between August 12, 2004 and the present should be addressed separately with the specific market factors that resulted in these changes identified. To further support this timeline, please provide us with detail, for the same period, of changes in the share price of the comparable public companies identified in the appraisal provided. These companies include The Gymboree Corporation, The Children’s Place Retail Stores, Too, Inc. and Hot Topic, Inc. Finally, please tell us about any discussions you have had with your underwriters, prior to and throughout the offering process, regarding the pricing of these shares being offered and reconcile these discussions with the trend information requested above.

     The Company is still in the process of compiling the information necessary to respond to this comment. The Company will respond to this comment supplementally as soon as all required information has been compiled.

Note (15) Stockholders’ Equity, F-23

26.	We have reviewed your response to our previous comment 103. The preferred shares issued on April 5, 2000 appear to convert at a rate of $4.50 per share. The preferred shares issued from September through December 2001 appear to convert at a rate of $6.10 per share. Please support your assertion that these shares do not contain any beneficial conversion features that are not variable under the guidelines of EITFs 98-5 and 00-27. Please ensure that your response addresses how you evaluated the fair value of the underlying common stock to determine if a beneficial conversion feature exists. Additionally, please ensure that you identify what factors contributed to the apparent 36% increase in value between the issuances in 2000 and 2001.

     The Company evaluated the considerations of EITFs 98-5 and 00-27 and notes that the convertible preferred shares issued did not have any nondetachable conversion features which would be deemed to be beneficial conversion features at the dates of the offerings, the securities are not convertible at a variable conversion price subsequent to the commitment date, and the

Securities and Exchange Commission
October 1, 2004

conversion price was not variable based on future events. The valuation of the preferred shares sold in April 2000 and during the period from September 2001 through December 2001 were determined through cash transactions with third party investors, a portion of which were new private equity investors to the Company at the time of such investments. In such transactions, the Company provided data to the investors such that the investors could conduct an assessment of the value of the enterprise and the underlying securities prior to their commitment to invest in the Company. The Company believes, in each instance, that the transactions were executed on an arm’s-length basis for the issuance of the securities with the third party investors conducting an independent valuation analysis of the Company’s stock and that the transactions were current transactions at the time between willing parties with no external pressures or influencing factors forcing the need for such transactions.

     The Company had not, and has not to date, issued common stock in separate cash transactions with independent third parties. However, in conjunction with the issuance of options, the determination of the valuation of the underlying grants during 2000 and 2001 was based on the weighted average offering price of the most recently issued preferred shares without consideration of any discounts from the offering price of the preferred shares for value differentials attributed to either economic or control rights. In addition, restricted stock grants of shares of common stock to employees were granted at exercise prices consistent with the weighted average offering price of the most recently issued preferred shares without consideration of any discounts. Accordingly, the Board of Directors and the investors in the Company had, at and around the time of the offerings of these grants, determined that the per share value of the preferred stock was valued at a price consistent with the common stock of the Company.

     The Company believes it is appropriate to note that two classes of preferred stock were issued in April of 2000: Series A-5 at a value of $5.65 per share and Series B-4 at a value of $3.75 per share, resulting in a weighted average price of $4.50 per share. The difference in value was based on the incremental economic rights afforded the buyers of the Series A-5 in the form of cumulative dividend rights and the right to participate in cash dividends on common stock. The preferred stock sold in the period from September 2001 to December 2001, Series D, also had such incremental rights as indicated in the table on page F-24 of the prospectus. Accordingly, the increase in fair value of the preferred stock from April 2000 to late 2001 was actually from $5.65 per share to $6.10 per share.

     The factors that contributed to the increase in fair value of the preferred securities offered in 2000 as compared to shares offered in late 2001 are as follows:

•	The obtaining of additional financing in the April 2000 offering;

•	In such process, the investment of additional new money investors in the Company who were previously unrelated third parties;

•	Increase in number of stores from 15 at April 2000 to 71 at December 2001;

•	The Company achieving positive cash flows from operations for the first time in fiscal year 2000, increasing from a use of funds from operations of $472,000 in fiscal year 1999 to positive cash flow from operations of $7.9 million in fiscal year 2000;

•	The Company achieving profitability for the first time in fiscal year 2000, from a net loss of $1.1 million to net income of $447,000; and,

•	During the period, the Company also enhanced its senior management team by the addition of our Chief Banker Bear and Chief Marketing Bear.

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Securities and Exchange Commission
October 1, 2004

     We appreciate your prompt review of the Registration Statement and look forward to hearing from you with respect to this Amendment No. 3. If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach R. Randall Wang at 314-259-2149, James H. Erlinger III at 314-259-2723 or me at 314-259-2682, or any of us by fax at 314-259-2020.

Very truly yours,

/s/ John G. Shively

John G. Shively

Enclosures

cc:	Pradip Bhaumik (w/encl.)
Rufus Decker (w/encl.)
James Hoffmeister (w/encl.)
Ellie Quarles (w/encl.) Securities and Exchange Commission
Maxine Clark (w/encl.)
Barry Erdos (w/encl.)
Tina Klocke (w/encl.) Build-A-Bear Workshop, Inc.
Gerry Carlson (w/encl.) KPMG LLP
James H. Erlinger III (w/encl.)
R. Randall Wang (w/encl.)

Exhibit A
Form of Legal Opinion

[Bryan Cave LLP Letterhead]

                                           , 2004

Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

Re: Build-A-Bear Workshop, Inc. Initial Public Offering

Ladies and Gentlemen:

We have acted as special counsel to Build-A-Bear Workshop, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (Commission No. 333-118142, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to, among other things, the registration of up to                                                   shares (including up to                                                   shares subject to the underwriters’ over-allotment option) (the “Shares”) of common stock of the Company, par value $0.01 per share. All capitalized terms which are defined in the Underwriting Agreement shall otherwise have the same meanings when used herein, unless otherwise specified.

In connection herewith, we have examined:

(1)	the Registration Statement; and

(2)	the form of Underwriting Agreement among the Company, and the representatives of the underwriters named therein (collectively, the “Representatives”), which is attached to the Registration Statement as Exhibit 1.1 (the “Underwriting Agreement”).

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of the Amended and Restated Certificate of Incorporation dated August 10, 2004 attached as Exhibit 3.1 to the Registration Statement (the “Certificate”), and the Bylaws attached as Exhibit 3.2 to the Registration Statement (the “Bylaws”), as currently in effect. In addition, we have also examined originals or copies, certified or otherwise identified to our satisfaction, of the Form of Third Amended and Restated Certificate of Incorporation attached as Exhibit 3.3 to the Registration Statement (the “Restated Certificate”), and the form of Amended and Restated Bylaws, attached as Exhibit 3.4 to the Registration Statement (the “Restated Bylaws”), each of which has been approved by the Company’s stockholders and will be in effect upon consummation of the offering, and such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records, and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies.

[In addition, in our capacity as your special counsel in connection with such registration, we are familiar with the proceedings taken by the Company in connection with the issuance and sale of the Shares.]

In connection herewith, we have assumed that, other than with respect to the Company, at such times as the Shares are issued, all of the documents referred to in this opinion will have been duly authorized by, duly executed, delivered and countersigned by, and will constitute the valid, binding and enforceable obligations of, all of the parties to such documents.

Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that the Shares have been duly authorized by all necessary corporate action of the Company and, assuming the due execution and delivery of the Underwriting Agreement by the Company and the Underwriters named therein, upon issuance, delivery and payment therefor in the manner contemplated by the Underwriting Agreement and the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

Our opinions herein reflect only the application of the General Corporation Law of the State of Delaware.

This opinion letter is being delivered by us in connection with the filing of the Registration Statement with the Securities and Exchange Commission. We do not give any opinion except as set forth above. We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement. We also consent to your filing copies of this opinion letter as an exhibit to the Registration Statement with agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the offering and sale of the Shares. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

We desire you to know that certain partners of our Firm own interests in investment funds that own shares of our preferred stock.

* * * * *

Very truly yours,

/s/ Bryan Cave LLP

Securities and Exchange Commission
September 20, 2004

CONFIDENTIAL TREATMENT REQUESTED BY
BUILD-A-BEAR WORKSHOP, INC.

Exhibit B

BUILD-A-BEAR WORKSHOP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Members’ equity			Stockholders’ equity
				Nonredeemable preferred stock
								Additional
	Class A	Class B	Class C				Common	paid-in	Retained
	units	units	units	Class A	Class B	Class C	Stock	capital	earnings	Total
Balance, January 1, 2000	$—	6,098,617	3,467,580	—	—	—	—	500,000	—	10,066,197
Issuance of Class A units	77,390	—	—	—	—	—	—	—	—	77,390
Stock-based compensation	—	—	—	—	—	—	—	300,000	—	300,000
Net loss from January 2, 2000, through April 2, 2000	(77,390)	(724,345)	(450,001)	—	—	—	—	—	—	(1,251,736)
Conversion from LLC to C Corporation on April 3, 2000	—	(5,374,272)	(3,017,579)	24,450	20,394	49,981	2,175	8,294,851	—	—
Record cumulative dividends and accretion of redeemable preferred stock	—	—	—	—	—	—	—	—	(343,454)	(343,454)
Net income from April 3, 2000, through December 30, 2000	—	—	—	—	—	—	—	—	1,699,127	1,699,127

Balance, December 30, 2000	$—	—	—	24,450	20,394	49,981	2,175	9,094,851	1,355,673	10,547,524